FORM 53-901F (British Columbia)

SECURITIES ACT
Material Change Report under:

Section 85(1) of the Securities Act (British Columbia) & Section 151 of the Securities Rules

Item 1	Reporting Issuer

Viceroy Exploration Ltd.
520 – 700 West Pender
Vancouver, BC V6C 1G8
(604) 669-4777
(the "Company")

Item 2	Date of Material Change

November 11, 2004, being the date of the news release.

Item 3	Press Release

The press release was distributed to the B.C., Alberta, Saskatchewan, Manitoba, Quebec, New  Brunswick and Northwest Territories Securities Commissions and the TSX Venture Exchange via  SEDAR and through various other approved public media

Copy of the News Release is attached hereto.

Item 4	Summary of Material Change

The Company announced that a new resource estimate had been completed for its wholly-owned  Gualcamayo Gold Project in San Juan Province, Argentina. This resource estimate will also be  the basis of a Preliminary Economic Evaluation, on the main Quebrada del Diablo (QDD) zone,  that is currently being prepared by AMEC E&C Services of Vancouver, BC. This new resource  demonstrates continued expansion of the Gualcamayo project since the last announced estimation  of July 2003 and has more than doubled the measured and indicated resource.

The table below presents both the resource estimate for the main QDD and the Amelia  Ines/Magdalena zones. A total of 22,610 metres of reverse circulation and diamond drilling in  223 holes and sawcut channel samples were used to estimate the gold resources. Of this, 81 drill  holes totalling 18,033 metres were completed on the QDD deposit. The recently completed drill  program successfully tested the current geological interpretation of QDD. The main portion of  QDD deposit is a broad continuous zone of limestone-marble breccia which appears to be fault  bounded on the south side and open on the western end at depth.

The resource shown in the table below complies with the definitions for measured, indicated and inferred resources as outlined by CIMM and NI 43-101 guidelines. Numbers have been rounded subsequent to calculation.

0.5 g/t Cutoff
				Contained
		Tonnes	Au	oz Au
Zone	Resource Category	(000)	(g/t)	(000)

QUEBRADA DEL DIABLO	Measured	4,495	1.10	159
	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES & MAGDALENA	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	2,909	1.88	176

The measured and indicated resource at QDD has more than doubled to 37.1 million tonnes of  1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million  tonnes of 1.20 g/t Au are classified as inferred. The nearby Amelia Ines deposit is estimated to  contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000  ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the  adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au.

The Company also present tables showing resource estimates using 0.4 g/t and 0.5 g/t.

Ron Simpson, P.Geo., principal of Geosim Services Ltd., completed the resource estimate for the  project and is an independent qualified person as defined by NI 43-101. A detailed 43-101  compliant technical report will be completed and filed on SEDAR within 30 days.

Item 5	Full Description of Material Change

Please see attached news release.

Item 6	Reliance on Section 85(2) of the Securities Act (British Columbia)
Reliance on Section 75(3) of the Securities Act (Ontario)

Not applicable.

Item 7	Omitted Information

Nil.

Item 8	Senior Officer/Director

Contact: Michele A. Jones, Corporate Secretary
Tel: (604) 669-4777

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

VICEROY EXPLORATION LTD.

Per:

"Michele A. Jones"

Michele A. Jones
Corporate Secetary

DATED at Vancouver, B.C. this 11th day of November, 2004.

Viceroy Exploration Ltd.	News Release #2004.20

TSX Venture Exchange: VYE
OTC Bulletin Board: VCRYF
520 – 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212	www.viceroyexploration.com

News Release
 Viceroy Announces Significant Increase in Gualcamayo Resource

Vancouver, British Columbia, November 11, 2004 – Viceroy Exploration Ltd. ("Viceroy" or the "Company") is pleased to announce that a new resource estimate has been completed for its wholly-owned Gualcamayo Gold Project in San Juan Province, Argentina. This resource estimate will also be the basis of a Preliminary Economic Evaluation, on the main Quebrada del Diablo (QDD) zone, that is currently being prepared by AMEC E&C Services of Vancouver, BC. This new resource demonstrates continued expansion of the Gualcamayo project since the last announced estimation of July 2003 and has more than doubled the measured and indicated resource.

The table below presents both the resource estimate for the main QDD and the Amelia Ines/Magdalena zones. A total of 22,610 metres of reverse circulation and diamond drilling in 223 holes and sawcut channel samples were used to estimate the gold resources. Of this, 81 drill holes totalling 18,033 metres were completed on the QDD deposit. The recently completed drill program successfully tested the current geological interpretation of QDD. The main portion of QDD deposit is a broad continuous zone of limestone-marble breccia which appears to be fault bounded on the south side and open on the western end at depth.

The resource shown in the table below complies with the definitions for measured, indicated and inferred resources as outlined by CIMM and NI 43-101 guidelines. Numbers have been rounded subsequent to calculation.

0.5 g/t Cutoff
				Contained
		Tonnes	Au	oz Au
Zone	Resource Category	(000)	(g/t)	(000)

QUEBRADA DEL DIABLO	Measured	4,495	1.10	159
	Indicated	32,586	1.03	1,077
	Measured + Indicated	37,081	1.04	1,236
	Inferred	11,323	1.20	435
AMELIA INES & MAGDALENA	Measured	203	3.12	20
	Indicated	1,910	2.79	171
	Measured + Indicated	2,114	2.82	192
	Inferred	2,909	1.88	176

he measured and indicated resource at QDD has more than doubled to 37.1 million tonnes of 1.04 g/t Au (1.2 million ounces) using a cutoff grade of 0.5 g/t Au. An additional 11.3 million tonnes of 1.20 g/t Au are classified as inferred. The nearby Amelia Ines deposit is estimated to contain a measured and indicated resource of 2.1 million tonnes averaging 2.82 g/t Au (192,000 ounces) using a 0.5 g/t Au cutoff grade. The combined inferred resources for Amelia Ines and the adjacent Magdalena deposit amount to 2.9 million tonnes grading 1.88 g/t Au.

The following table shows resource estimates using cutoff grades of 0.4 g/t and 0.6 g/t:

0.4 g/t Cutoff
				Contained
		Tonnes	Au	oz Au
Zone	Resource Category	(000)	(g/t)	(000)
QUEBRADA DEL DIABLO	Measured	5,130	1.02	168
	Indicated	36,763	0.96	1,138
	Measured + Indicated	41,893	0.97	1,305
	Inferred	12,300	1.14	450
AMELIA INES & MAGDALENA	Measured	212	3.01	21
	Indicated	1,949	2.74	172
	Measured + Indicated	2,161	2.77	192
	Inferred	3,109	1.78	178

0.6 g/t Cutoff
QUEBRADA DEL DIABLO	Measured	3,953	1.17	149
	Indicated	28,212	1.10	1,000
	Measured + Indicated	32,165	1.11	1,149
	Inferred	10,057	1.28	413
AMELIA INES & MAGDALENA	Measured	192	3.28	20
	Indicated	1,852	2.86	170
	Measured + Indicated	2,043	2.90	190
	Inferred	2,703	1.98	172

Patrick Downey, President and CEO of Viceroy said, "The updated resource clearly demonstrates that the QDD deposit is a large, well-defined gold deposit which remains open to expansion. The recent program also demonstrated that there are higher grade zones, some of which are near or on surface, which will continue to be followed up in the next phase of drilling. Of particular interest will be the follow-up drilling on the western part of QDD, which returned 60 metres averaging 2.88 g/t Au, including 4 metres of 14.6 g/t Au from hole QDR-99."

Ron Netolitzky, Chairman of Viceroy, has stated that, "Our recent exploration program has identified several higher grade potential feeder zones at both Amelia Ines and Magdalena. We believe that there is excellent potential to expand these higher grade zones during the next phase of drilling."

The 2004-05 Gualcamayo Gold Project Program

The second phase of exploration drilling is scheduled to begin mid-November 2004 and consists mainly of diamond drilling.

The primary objectives of this program will be:

-
Infill and step-out drilling on the main QDD zone to upgrade additional inferred category resources to indicated (or measured and indicated) resources and to expand the current QDD resource which remains open to the west;

-
Infill and step-out drilling of Amelia Ines and Magdalena to test the extent of the identified higher grade feeder systems and to upgrade additional inferred category resources to measured and indicated;

-	Continue to test known targets on the property.

In addition, as part of the current work on the project, AMEC E&C Services of Vancouver has been retained to complete a Preliminary Economic Evaluation Study. The study will examine mine development options, infrastructure, site layout, metallurgy, development timelines, as well as capital and operating costs. The results of this work are anticipated to be available in late December 2004 and will guide pre-feasibility field engineering programs. A pre-feasibility study is targeted for early 2005.

Quality Control & Methodology

Ron Simpson, P.Geo., principal of Geosim Services Ltd., completed the resource estimate for the project and is an independent qualified person as defined by NI 43-101. A detailed 43-101 compliant technical report will be completed and filed on SEDAR within 30 days.

Resource estimation was constrained by 3 dimensional solid models developed from geological and analytical data. For QDD and Amelia Ines, block estimation was carried out by ordinary kriging using 2 metre downhole drill composites and saw-cut channel sample data. A minimum of 3 composites were required to estimate a block. The number of composites per drill hole was restricted to 5. The influence of high grade outliers was limited to the blocks in which they occurred. For Magdalena, the estimation was carried out by inverse distance to the third power and grades were capped at 15 g/t Au prior to compositing.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration and development of its 100%-owned Gualcamayo Gold Project, located in San Juan Province, Argentina.

The Company owns four additional properties, all located in favourable geology in Argentina. Las Flechas, a highly prospective gold target to the north, has been joint-ventured with Tenke Mining Corp. The three other properties will also be advanced through joint ventures.

For further information contact:
Patrick G. Downey, President & CEO
Christine Black, Corporate Communications

TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statement
Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Viceroy Exploration Ltd. Actual results may differ materially from those currently anticipated in such statements.